YELLOW7
104 Hardwicke Lane
Little Elm, Texas 75068

February 3, 2011

Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-8561

Re:           Yellow7, Inc. (the “Company”)
Amendment No. 3 Registration Statement on Form S-1
Filed: January 26, 2011
File No.: 333-170578

Dear Mr. Spirgel:

We are in receipt of your correspondence dated February 2, 1011, with respect to the above-referenced filing. For your review, we have filed a copy of an amended registration statement that has been marked to indicate where appropriate changes have been made.

Registration Statement on Form S-1

General

1.
Exhibit 99.1 has been removed as an exhibit to the registration statement.  This will serve to confirm that the Company will not be offering shares in conjunction with the offering by selling shareholders.

2.
The penultimate opinion set forth in Exhibit 5.1 has been revised to clearly state that the share being offered by the selling shareholders as issued, are validly issued, fully paid and non-assessable.

We respectfully request that the Company’s Registration Statement be declared effective February 7, 2011 at 5:00 PM eastern standard time.

If you have any questions or require any additional information, please do not hesitate to contact me.

Very truly yours,

___________________
Jason Burgess
President